UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-233354) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2021

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Senior Managing Executive Officer / Group CFO

April 23, 2021

To whom it may concern

Company name:	Mizuho Financial Group, Inc.
Representative:	Tatsufumi Sakai President and Group CEO
Head Office:	1-5-5, Otemachi, Chiyoda-ku, Tokyo
Code Number:	8411 (Tokyo Stock Exchange 1st Section)

Revision to Earnings Estimates

Mizuho Financial Group, Inc. (the “Company”) hereby announces that the Company resolved at the meeting of the Board of Directors held today to revise the previously announced consolidated earnings estimates for fiscal 2020, as follows.

Please note that the estimate for annual cash dividends per share remains unchanged.

1.	Revision to consolidated earnings estimates for fiscal 2020

	Profit Attributable to Owners of Parent		Net Income per Share of Common Stock
Latest announced estimate (A)	JPY 350.0	bn	JPY 138.02
Current revised estimate (B)	JPY 465.0	bn	JPY 183.38
Amount of change (B – A)	+JPY 115.0	bn	+JPY 45.35
Rate of change (%)	+32.8%		+32.8%
(Reference) Results for the previous fiscal year	JPY 448.5	bn	JPY 17.68

2.	Reason for the revision

The Company is revising the previously announced consolidated earnings estimate upward by 115.0 billion yen to 465.0 billion yen, owing to factors such as the increase in Consolidated Net Business Profits (approx. 90.0 billion yen) resulting from the steady business performance in Customer Groups both in and outside Japan, the improvement in Net Gains related to Stocks (approx. 10.0 billion yen) due to rises in the stock market, and the recording of Extraordinary Gains (approx. 40.0 billion yen) on Cancellation of Employee Retirement Benefit Trust.

Credit-related Costs is expected to remain consistent with the original estimate, reflecting additional Reserves for Possible Losses on Loans for some credit from a forward-looking perspective based on future projections in light of the potential impact of COVID-19 on our financials.

3.	Scheduled date of announcement of financial results

Friday, May 14, 2021

End of document

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Our views regarding earnings estimates and dividends for fiscal 2020 set forth in this immediate release are based on our assessment of information regarding the business and market environment that are available as of the date of this immediate release and assumptions regarding factors that are currently uncertain and may impact our financial performance. Actual results may differ materially, for example, if our assessment of business and market environment and their impact on our business, financial condition and results of operations proves to be inaccurate. Other factors that could affect our financial condition and results of operations are included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on December 28, 2020, both of which are available in the Financial Information section of our web page at www.mizuhofg.com/index.html and also at the SEC’s web site at www.sec.gov. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Contact:	Mizuho Financial Group, Inc.
Corporate Communications Department Public Relations Office Tel: 81-3-5224-2026